United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
DSM International B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,621,192

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,621,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,621,192

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.7%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
Koninklijke DSM N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,621,192

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,621,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,621,192

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.7%

14	TYPE OF REPORTING PERSON
CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented by the following:

Pursuant to the Tranche II Purchase Agreement (as defined below), on August 7, 2017 (the “Closing”) DSM International purchased (i) 25,000 shares of Series B Preferred Stock, (ii) Tranche II Cash Warrants (as defined below) to purchase 3,986,116 shares of Common Stock and (iii) the Tranche II Anti-Dilution Warrants (as defined below) for aggregate cash consideration of $25,000,000.

On August 8, 2017, DSM International (i) exercised the Dilution Warrants in exchange for 748,728 shares of Common Stock and (ii) converted 50,000 shares of Series B Preferred Stock, resulting in the issuance of 7,936,232 shares of Common Stock.

The purchase price for the Tranche II Shares and Tranche II Warrants (each as defined below), and the Tranche II Dilution Warrants was paid from the operating funds of DSM International.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Securities Purchase Agreement

On August 2, 2017, the Issuer and DSM International entered into a Securities Purchase Agreement (the “Tranche II Purchase Agreement”) providing for the issuance and sale of (i) 25,000 shares (the “Tranche II Shares”) of the Issuer’s Series B Preferred Stock, which Series B Preferred Stock is convertible into the Issuer’s Common Stock (ii) warrants (the “Tranche II Cash Warrants”) to purchase 3,968,116 shares of Common Stock at a price of $5.30 per share (subject to adjustment) and (iii) additional warrants to purchase shares of Common Stock as a result of certain dilutive issuances by the Issuer (the “Tranche II Anti-Dilution Warrants” and, together with the Tranche II Cash Warrants, the “Tranche II Warrants”).

Registration Rights

Pursuant to the Tranche II Purchase Agreement, as soon as practicable, the Issuer has agreed to file a registration statement on Form S-3 (or other appropriate form if the Issuer is not then S-3 eligible) providing for the resale by DSM International of shares of Common Stock issued and issuable upon conversion of the Tranche II Shares and upon exercise of the Tranche II Warrants. The Issuer has further agreed to use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the Closing and commercially reasonable efforts to keep such registration statement effective at all times until (i) DSM International owns no securities of the Issuer or (ii) the underlying shares are eligible for resale under Rule 144 without regard to volume limitations.

Anti-Dilution Provisions of the Cash Warrants and Dilution Warrants

In connection with an investment in the Issuer by a third party, the anti-dilution provisions of the Cash Warrants and Dilution Warrants were triggered for the securities issued pursuant to the initial Purchase Agreement, resulting in (i) the exercise prices of all of the Cash Warrants being reduced to $5.30 per share and (ii) the Dilution Warrants becoming exercisable for 748,728 shares of the Issuer's Common Stock at an exercise price of $0.0015 per share.

Amended and Restated Stockholder Agreement

On August 7, 2017, the Issuer and DSM International entered in to an Amended and Restated Stockholder Agreement (the “Amended Stockholder Agreement”), pursuant to which the Issuer granted DSM International the right, subject to certain restrictions, to designate two directors selected by DSM International (the “Designated Directors”) to the Issuer’s Board of Directors (the “Board”). Pursuant to the terms of the Stockholder Agreement dated May 11, 2017, DSM International selected Philip Eykerman as the Designated Director and, on May 18, 2017, the Board appointed Mr. Eykerman to serve as a director. Pursuant to the terms of the Amended Stockholder Agreement, DSM International nominated Christoph Goppelsroeder and the Issuer has agreed to appoint Mr. Goppelsroeder to the Board on or prior to the date of the first regular or special meeting of the Board.

Pursuant to the terms of the Amended Stockholder Agreement, for so long as DSM International beneficially owns at least 10% of the Issuer’s outstanding voting securities, DSM International shall have the right to nominate two individuals for election to the Board; provided, that one of such individual shall be a member of DSM Parent’s Executive Committee and the other such individual shall be selected in DSM International’s discretion, and that for so long as DSM International beneficially owns less than 10% of the Issuer’s outstanding voting securities but greater than 4.5% of the Issuer’s outstanding voting securities, DSM International shall have the right to nominate one individual for election to the Board; provided, that such individual shall be a member of DSM Parent’s Executive Committee. The Issuer has agreed, consistent with the Board’s fiduciary duties, to cause each Designated Director to be re-nominated in the future; provided that DSM International then has the right to nominate such Designated Director.

Standstill Requirement

Pursuant to the terms of the Amended Stockholder Agreement, from Closing until three months after no Designated Director serves on the Board of the Issuer, the Reporting Persons shall not, directly or indirectly, without prior consent of the Issuer, (i) acquire or agree to acquire, whether by purchase, tender or exchange offer, beneficial ownership of additional voting securities or convertible securities after the Closing that would result in the Reporting Persons beneficially owning more than 33.0% of the Issuer’s voting securities; (ii) make or participate in any “solicitation” of “proxies” to vote the Issuer’s voting securities or to advise or influence any person with respect to the voting of such securities or deposit any such securities in any voting trust; (iii) make any public announcement of a proposal with respect to any extraordinary transaction involving the Reporting Persons and the Issuer; (iv) effect or seek to effect any recapitalization, reclassification, liquidating or dissolution of the Issuer; (v) publicly disclose any intention, plan or arrangement by Reporting Persons regarding the possibility of any of the events described in clauses (i) through (iv) above; (vi) knowingly take any action that would require the Issuer or the Reporting Persons under applicable laws or exchange rules to make a public announcement regarding any of the events described in clauses (i) through (iv) above; or (vii) enter into any discussion, negotiations, agreements or understanding with any other third party with respect to the foregoing.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Purchase Agreement, the Tranche II Purchase Agreement and the Amended Stockholder Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Purchase Agreement, the Tranche II Purchase Agreement and the Amended Stockholder Agreement, the Reporting Persons or their designee(s) to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

 (a) – (b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 25,845,138 shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer’s Registration Statement on Form S-3, as filed August 4, 2017, (ii) accounting for the issuance of 8,684,960 shares of Common Stock issuable upon conversion of 50,000 shares of Series B Preferred Stock and the exercise of the Dilution Warrants, (iii) assuming issuance of 7,936,232 shares of Common Stock issuable upon exercise of the Cash Warrants and the Tranche II Cash Warrants and (iv) accounting for the issuance of 2,826,711 shares of Common Stock to a third party as described in the Issuer's Current Report on Form 8-K filed on August 3, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
DSM International B.V.	16,621,192	36.7%	0	16,621,192	0	16,621,192
Koninklijke DSM N.V.	16,621,192	36.7%	0	16,621,192	0	16,621,192

The securities reported herein are held of record by DSM International and include (i) 8,684,960 shares of Common Stock, (ii) 3,968,116 shares of Common Stock issuable upon exercise of the Cash Warrants and (iii) 3,968,116 shares of Common Stock issuable upon exercise of the Tranche II Cash Warrants.

DSM International is a wholly owned subsidiary of Royal DSM, which is a publicly traded company with securities listed on the Amsterdam Stock Exchange. Accordingly, Royal DSM may be deemed to share beneficial ownership of the securities held of record by DSM International.

(c)	Except as described in Item 4, since the most recent filing on Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock.

(d)          None.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Tranche II Purchase Agreement and the Amended and Restated Stockholder Agreement and is incorporated herein by reference. A copy of the Tranche II Purchase Agreement is attached as an exhibit to this Statement, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit Number	Description
3
Securities Purchase Agreement, dated August 2, 2017, by and between the Issuer and DSM International B.V. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 3, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2017

DSM International B.V.

	By:	/s/	Hugh Welsh
	Name:		Hugh Welsh
	Title:		President, DSM North America

KONINKLIJKE DSM N.V.

	By:	/s/	Hugh Welsh
	Name:		Hugh Welsh
	Title:		President, DSM North America